Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement on Form S-1 of BJ Services, Inc. of our report dated April 3, 2017 related to the statements of direct revenues and direct operating expenses of the Baker Hughes North America Land Pressure Pumping Business for the period from January 1, 2016 through December 30, 2016 and for the years ended December 31, 2015 and 2014, (which report expresses an unmodified opinion and includes an emphasis of matter paragraph relating to the basis of presentation of the financial statements), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas

July 14, 2017